Mitchell Silberberg & Knupp llp
A Law Partnership Including Professional Corporations

May 26, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Holt

Jeffrey Gabor

Division of Corporation Finance

Office of Real Estate & Construction

Re:	reAlpha Tech Corp.

Registration Statement on Form S-1

Filed April 18, 2023

File No. 333-271307

Ladies and Gentlemen:

On behalf of our client,  reAlpha Tech Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company originally filed with the Commission on April 18, 2023 (the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Devanur, the Company’s Chief Executive Officer, dated May 15, 2023, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 1, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form S-1 filed April 18, 2023

Cover Page

1.	Please revise the cover page to highlight the risk that the listing of your common stock on the Nasdaq Capital Market without underwriters is a novel method for commencing public trading in shares of your common stock and, consequently, the trading volume and price of shares of your common stock may be more volatile than if shares of your common stock were initially listed in connection with an underwritten initial public offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 1 to highlight the risk that the listing of the Company’s common stock on the Nasdaq Capital Market without underwriters is a novel method for commencing public trading in shares of its common stock and, consequently, the trading volume and price of shares of its common stock may be more volatile than if shares of its common stock were initially listed in connection with an underwritten initial public offering.

Mitchell Silberberg & Knupp llp
A Law Partnership Including Professional Corporations

2.	Please revise the cover page to clearly explain how the opening price will be determined. See Item 501(b)(3) of Regulation S-K and the Instructions to paragraph 501(b)(3). Revise your Plan of Distribution to provide similar disclosure, and also describe the roles of the exchange and any financial advisor(s) or designated financial advisor in the offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page as well as on pages 91-92 of Amendment No. 1 to explain (i) how the opening price will be determined and (ii) the roles of the exchange and any financial advisor(s) or designated financial advisor in the offering.

Prospectus Summary, page 1

3.	Please identify those aspects of the offering and your company that are most significant, and highlight these points in plain, clear language. The summary should not, and is not required to, repeat the detailed information in the prospectus. The detailed description of your business, strategy, platforms and technology, competitive strengths, and intellectual property is unnecessary since you repeat them in the business section of the prospectus.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1 through 6 of Amendment No. 1 to highlight the most significant aspects of the offering and the Company.

4.	We note that you discuss the potential secondary trading of securities through syndications. Please revise to discuss the status of such platform in more detail.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure set forth on pages 1 and 52 of Amendment No. 1 to discuss the status of a potential secondary trading of securities through syndications.

5.	Please revise your summary to explain clearly your syndicate member offerings. Please explain differences of the rights of the holders of each of the securities offered as compared to holders of your common stock. Please also clarify whether the syndicate member offerings could materially impact holders of your common stock and whether investors will have any benefits under these programs which will not be available to common stockholders. Also, clarify how membership in these programs is acquired and maintained.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 43, 52 and 53 of Amendment No. 1 to further explain how syndicate member offerings work.

6.	Please revise to specify the date you started your first syndication of one of your Orlando properties. Identify the property and specify whether it is owned by you or one of your subsidiaries. Revise similar disclosure on page 53.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 3, 43 and 53 of Amendment No. 1 to disclose more details about the first syndication of reAlpha 612 Jasmine Lane Inc.

Mitchell Silberberg & Knupp llp
A Law Partnership Including Professional Corporations

Syndicate Member Exempt Offerings, page 3

7.	Please tell us what you mean by a “SEC registered broker-dealer managed process.”

Response: The Company acknowledges the Staff’s comment and has eliminated the disclosure on page 3 of Amendment No. 1. Notwithstanding, the Company intended to indicate that the first Regulation CF offering listed under reAlpha 612 Jasmine Lane Inc., a reAlpha subsidiary was conducted with the assistance of Dealmaker Securities LLC, an SEC/FINRA registered broker-dealer, as is noted on pages 53 and 59 of Amendment No. 1.

Our Platform and Technologies, page 6

8.	We note your disclosure that syndicate members will have real-time visibility into their property asset portfolio and performance. Please clarify if you also intend to include such information to holders of your common stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 59 of Amendment No. 1 to clarify whether syndicate members’ real-time visibility into their property asset portfolio and performance will be available to holders of the Company’s common stock.

Intellectual Property, page 8

9.	Please revise the graphic on page 8 so that it is legible without magnification. Additionally, please revise to use only plain English descriptions of your technology in the graphic. Revise similar disclosure on page 63.

Response: The Company acknowledges the Staff’s comment and has eliminated the graphic from Amendment No. 1.

Recent Developments, page 8

10.	Please disclose the status of your affiliate, reAlpha Realty, LLC, and their broker-dealer registration.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 51 of Amendment No. 1 to include additional disclosure regarding reAlpha Realty, LLC, the entity that operates in Florida as a registered real-estate brokerage.

Selected Risks Associated with Our Business, page 11

11.	Please revise to highlight the risk that your listing differs significantly from an underwritten initial public offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 33 of Amendment No. 1 to highlight the risk that the Company’s direct listing differs significantly from an underwritten initial public offering.

Risk Factors, page 13

12.	Please add summary and risk factor disclosure quantifying your net losses incurred in each of the past two fiscal years and quantify your accumulated deficit and outstanding indebtedness.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 7 of Amendment No. 1 to include additional disclosure quantifying net losses incurred in each of the past two fiscal years as well as accumulated deficit and outstanding indebtedness.

Mitchell Silberberg & Knupp llp
A Law Partnership Including Professional Corporations

Risks Related to the Real Estate Industry, page 25

13.	Please revise your risk factor disclosure on page 32, “Our lack of a long operating history could adversely impact us,” to specify the recent events that could have a greater impact upon you as compared to a company with a long operating history.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 26 of Amendment No. 1 to include additional disclosure specifying how recent events could have a greater impact upon the Company as compared to a company with a long operating history.

Risks Related to this Direct Listing and Ownership of Our Common Stock, page 39

14.	Please expand your Risk Factors to highlight the ways in which your listing differs from an underwritten initial public offering, including, if true, the following:

●	There are no underwriters;

●	There is no overallotment option, and neither you nor anyone else will engage in price stabilization or price support activities;

●	There is not a fixed or determinable number of shares of your common stock that will be available for sale in connection with your listing, which may result in undersupply and/or oversupply;

●	None of the registered stockholders, other than Maxim Partners LLC, is subject to lock-up agreements or other restrictions in connection with your listing; and

●	Neither you nor anyone else will conduct a roadshow prior to the opening of trading of your common stock, which may result in a lack of price discovery or demand among potential investors and a more volatile trading price.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 33 of Amendment No. 1 to highlight the ways in which the Company’s direct listing differs from an underwritten initial public offering.

15.	Please expand your risk factor disclosure on page 40, “The price of our common stock may be volatile...,” to clearly explain how the opening price will be determined. Highlight the risks related to the determination of the opening price in a direct listing as compared to an underwritten initial public offering, including the absence of a predetermined initial public offering price.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 33 and 34 of Amendment No. 1 to include additional disclosure regarding how the opening price will be determined in the Company’s direct listing as well as the risks it will entail as opposed to an underwritten initial public offering.

Mitchell Silberberg & Knupp llp
A Law Partnership Including Professional Corporations

16.	Please expand your risk factor disclosure on page 41, “Although we intend to apply to list our common stock on Nasdaq...,” to highlight the market and price risks related to your listing as compared to an underwritten initial public offering. For example, highlight the risk of undersupply and/or oversupply because the registered stockholders may not sell any, or may sell all, of their shares of your common stock. Additionally, highlight the risk that the registered stockholders may have greater influence in setting the trading price, including because they may be unwilling to sell your common stock at the price offered by potential investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 33, 34 36 and 39 of Amendment No. 1 to include additional disclosure highlighting the market and price risks related to the Company’s direct listing as compared to an underwritten initial public offering.

17.	Please expand your Risk Factors to highlight any risks associated with creating demand for shares of your common stock, including brand recognition and potential investors’ awareness of or familiarity with your business.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35 and 36 of Amendment No. 1 to highlight any risks associated with creating demand for shares of the Company’s common stock.

18.	Please revise your risk factor disclosure on page 41, “Upon its effectiveness, our Certificate of Incorporation will provide...,” to clarify, if true, that your certificate of incorporation is already effective. Additionally, please clarify whether the exclusive forum provision applies to claims under the Securities Act or the Exchange Act.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 15, 39, and 82 of Amendment No. 1 to include additional disclosure regarding the effectiveness of Certificate of Incorporation and to clarify that the exclusive forum provision does not apply to claims under the Securities Act of the Exchange Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 45

19.	Please tell us why you have presented and discussed operating data in a different format than what is presented on the consolidated statements of operations. To the extent that you retain this format, please provide a disaggregated analysis of the components of general, administrative and other non-operating expenses to include the significant types of expense disclosed on the consolidated statements of operations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 44 of Amendment No. 1 to present the information on the table in the same format as the statements of operations.

20.	We note that several of the income statement line items decreased due to the decrease in the number of properties listed. Please disclose which properties are no longer listed, the reason that they are no longer listed, the date as of which they were no longer contributing to revenues or expenses, and any other meaningful factors that contributed to period over period changes in your financial statement line items.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 44 of Amendment No. 1 to include additional detailed disclosure explaining the decrease of several of the income statement line items due to the decrease in the number of properties listed.

Mitchell Silberberg & Knupp llp
A Law Partnership Including Professional Corporations

21.	Based upon your disclosure on page 46, it appears that cost of sales includes property management fees. Please clarify what entities were paid property management fees, and to the extent that these entities are consolidated subsidiaries, why the fees were not eliminated in consolidation.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on Amendment No. 1 by eliminating the explanation regarding the cost of sales. Property management fees were paid to those external vendors who were managing the properties and not to the Company’s subsidiaries. Hence, these fees were not eliminated in consolidation. This revision to the disclosure on Amendment No. 1 is in line with the revision effected to address Staff’s comment No. 19.

22.	We note on page 47 that the rise in operating expenses for the nine months ended January 31, 2023 is attributable to an increase in depreciation and amortization costs compared to January 31, 2022. Please explain why depreciation and amortization costs increased when you disposed of properties during the period.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on Amendment No. 1 in line with the change in presentation effected to address Staff’s comment No. 19. In that regard, operating expenses are no longer a line item in this section. Hence, the explanation on Operating expenses has been removed.

Depreciation and amortization costs increased for the following reasons:

●	throughout the fiscal year properties were disposed of, as a result, the properties had various periods for depreciation based on their disposition dates;

●	the Company disposed of properties whose book value was lower and acquired properties that were more expensive, hence the depreciation and amortization was higher for the period ending January 31, 2023; and

●	the acquisitions and dispositions calendar has been provided in this section for reference.

23.	Given the significance of advertising expense to your consolidated operations for all periods presented, please elaborate on what is included and whether or not you expect this level of advertising spend to continue in future periods.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 44, 45 and 46 of Amendment No. 1 to include additional disclosure regarding the Company’s advertising expense and forecast.

Mitchell Silberberg & Knupp llp
A Law Partnership Including Professional Corporations

Management’s Discussion and Analysis of Financial Condition and Results of Operations Contractual and

Obligations and Commitments, page 50

24.

Please revise to provide your contractual and other obligations as of the most recent practicable date. Describe the material terms of each mortgage loan, including the interest rate and maturity date.

Additionally, please reconcile your narrative and tabular disclosure. More specifically, we note your statement that “[o]ur contractual obligations as of April 30, 2022 include existing mortgage loans of the 5 properties currently owned by the Company.” However, the accompanying table identifies ten properties.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 48 of Amendment No. 1 to include additional disclosure regarding the Company’s mortgage obligations and reconcile the Company’s narrative and tabular disclosure with respect to such commitments.

Business

Our Business Model, page 53

25.	Please revise to include a diagram of your organizational structure by legal entity. Additionally, revise to briefly describe the primary functions and operations of each legal entity and specify which legal entities own rental property(ies). For example, we note your disclosure that you expect reAlpha Acquisitions, LLC will maintain management control of each of the LLCs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 51 of Amendment No. 1 to clarify the Company’s organizational structure.

Our Growth Strategy, page 55

26.	Please revise to clarify your plans for expansion outside the United States. In this regard, we note your disclosure on page 55 that you “may consider expanding to other favorable global markets.” However, we also note an October 2022 business update on your website that you have opened international offices in India, Nepal, and Brazil.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 54 of Amendment No. 1 to clarify that the offices opened by the Company outside the United States are offices providing back office support.

27.	Please revise to reconcile your disclosure regarding your market selection and investment methodology. For example, we note that you have selected the Orlando, Tampa, and Ft. Lauderdale areas in Florida. However, we also note that your investment methodology focuses on finding any “red flags,” including areas where natural disasters are extremely common and damaging. As another example, we note that you have shifted the focus of your acquisition strategy to rent-ready homes as a result of current supply chain issues. However, we also note that your investment criteria includes target properties with a repair/improvement budget of less than 20% of the home purchase price, which suggests such target properties may not be rent-ready; and that the five properties you currently own and operate were renovated.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 54, 55 and 56 of Amendment No. 1 to reconcile the Company’s disclosure regarding market selection and investment methodology.

Mitchell Silberberg & Knupp llp
A Law Partnership Including Professional Corporations

28.	Please revise to describe how your investment decision-making process considers unknown or contingent liabilities. In this regard, we note your disclosure elsewhere that the properties you acquire are vacant at the time of closing and that you may acquire properties at auction, in short sales, in foreclosure sales, or in bulk/portfolio purchases.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 26 and 56 of Amendment No. 1 to describe how the Company’s investment decision-making process considers unknown or contingent liabilities.

Our Platform and Technologies, page 59

29.

Please revise to clarify the development stage of each of your four technologies.

As an example only, we note the description of your BnBGPT technology on page 60 that “BnBGPT is a product that simplifies the process of generating personalized and effective home descriptions,” which suggests the app is already operational. However, you also describe features that the app “will” offer, which suggests the app is not yet operational.

As another example, we note the description of your reAlpha Brain technology on page 63 that “[a]s of April 2023, the reAlpha BRAIN has analyzed over 1,500,000 homes,” which suggests the platform is already operational. However, you also describe various steps the technology “will” undertake prior to assigning each property a “reAlpha score,” which suggests the platform is not yet operational.

Additionally, to the extent practicable, please specify the expected timeline for when each of your technologies will be operational.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 59, 60 and 63 of Amendment No. 1 to clarify the development stage of each of the Company’s four technologies as well as the expected timeline for when each of those technologies will be operational.

30.	Please revise to describe how Rhove’s Syndication Platform and technology complements your platform and technologies. In this regard, we note your page 11 statement that “Rhove’s innovative platform will enhance reAlpha’s capabilities and enable us to offer a more seamless and efficient real estate investment experience to our clients.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 of Amendment No. 1 to include to describe how Rhove’s Syndication Platform and technology complements the Company’s platform and technologies.

31.	We note your disclosure on page 59 regarding the reAlpha app, including that it “will be a broker-dealer managed marketplace that our Syndicate Members will be able to utilize with ease.” Please tell us whether you expect yourself or a third-party to be the broker-dealer who. Please also tell us what interests you expect will be available for purchase on the app. We may have additional comments after we review your response.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 59 of Amendment No. 1 to clarify who will manage reAlpha app and what interests will be available for purchase on the app.

Mitchell Silberberg & Knupp llp
A Law Partnership Including Professional Corporations

32.	We note your disclosure on page 59 regarding the reAlpha HUMINT app. Please revise to specify the qualitative property features that impact short-term rental profitability, and briefly explain the relationship between such factors and short-term rental profitability.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 59 of Amendment No. 1 to specify the qualitative property features that impact short-term rental profitability and explain the relationship between such factors and short-term rental profitability.

33.	We note your disclosure on page 60 regarding the BnBGPT app. Please revise to define “GPT.” Additionally, please clarify whether BnBGPT is intended to complement your other technologies and be used internally, or whether it is intended to be a standalone product/business line for use by third parties.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of Amendment No. 1 to define “GPT” and clarify whether BnBGPT is intended to complement the Company’s other technologies or a standalone product/business line for use third party use.

Our Industry, page 60

34.	Please revise to clarify on which platform(s) you list your short-term rental properties. In this regard, we note your disclosure on page 60 that “Airbnb has been chosen as the platform to market and operate our short-term rental properties,” which suggests Airbnb is the only platform. However, we note your disclosure elsewhere that you list your properties on “short-term rental sites” and that your rental revenues include revenues from the rental of properties via Airbnb, Vacasa, and similar digital hospitality platforms. To the extent Airbnb is the only platform, please revise your Risk Factors to address any risks associated with such platform concentration.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 49, 58, 59 and 60 of Amendment No. 1 to specify on which platform the Company lists short-term rental properties and adjust the risk factors accordingly.

Intellectual Property, page 63

35.

Please revise to include the following information:

the material terms to any material license or other rights you hold to your material intellectual property;

patent expiration dates and expected expiration dates for pending patent applications, and if applicable, any steps that you are taking to pursue regulatory means to extend any of your patents; and

identification of all applicable jurisdictions where patents are granted or patent applications are pending.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 59 and 60 of Amendment No. 1 to include additional disclosure regarding the Company’s intellectual property.

Mitchell Silberberg & Knupp llp
A Law Partnership Including Professional Corporations

Legal Proceedings, page 66

36.	Please revise to reconcile your description of the India proceeding involving Mr. Devanur. In this regard, we note that on page 66 you state that “MSD alleged in the Consent Order that the Company initially failed to disclose an ongoing ‘criminal’ proceeding taking place in India against the Company’s CEO....” However, on page 67 you state that “a summons for a criminal proceeding was issued to, among others, Mr. Devanur in 2018.” It is unclear whether you intend to distinguish between a “criminal” proceeding and a criminal proceeding.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 66, 67 and 70 of Amendment No. 1 to reconcile the Company’s description of the India proceeding involving Mr. Devanur.

37.	Please revise to reconcile your statements on page 67 that “[a]s of today, no charges have been brought against Mr. Devanur’’ and “[b]ased on the Petition filed by Giri Devanur in 2019, the High Court of Karnataka has stayed the entire trial before the Magistrate Court.” It is unclear how the matter would have proceeded to trial if no charges had been brought. Further, revise to specify the term of the stay and whether it may be appealed by the complainant and/or the prosecuting authority.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages disclosure on pages 66, 67 and 70 of Amendment No. 1 to clarify the description of the India proceeding involving Mr. Devanur and specifically its current status, procedural posture and history.

Management

Executive Officers and Directors, page 68

38.	Please revise to provide all of the information required by Item 401 of Regulation S-K. For example, describe the business experience during the past five years of each executive officer and director, including their principal occupations and employment during the past five years and the name and principal business of any corporation or other organization in which they carried on such occupations and employment. Additionally, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 68, 69 and 70 of Amendment No. 1 to include additional disclosure regarding the Company’s executive officers and directors as required by item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings, page 70

39.	Please revise to reconcile your disclosure regarding legal proceedings. In this regard, we note that on page 67 you state that “a summons for a criminal proceeding was issued to, among others, Mr. Devanur in 2018” and “[b]ased on the Petition filed by Giri Devanur in 2019, the High Court of Karnataka has stayed the entire trial before the Magistrate Court.” However, on page 70 you state that none of your directors or executive officers has, during the past ten years, been subject to a pending criminal proceeding.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 66, 67 and 70 of Amendment No. 1 to reconcile the Company’s disclosure regarding legal proceedings.

Note 3 - Summary of Significant Accounting Policies, page F-8

40.	We note from your disclosure under Syndicate Member Exempt Offerings within the Business section of this filing, that you expect that reAlpha Acquisitions, LLC will maintain management control of each of the property level LLCs; and that you expect Syndicate Members to collectively buy up to 100% of each property LLC. Please clarify how you intend to account for the property LLCs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on Note 3 of Amendment No. 1 to clarify how the Company intends to account for the property LLCs.

Mitchell Silberberg & Knupp llp
A Law Partnership Including Professional Corporations

41.	We note that the Company records up to 25% of the gross revenues from the short-term rental properties towards the management of the properties acquired and that ReAlpha charges up to 20% of the gross revenue towards the up-keep, maintenance, upgrade, and related operating cost. Please explain in more detail how these revenues are recorded in your consolidated statements of operations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on Note 3 of Amendment No. 1 to explain how the short-term rental properties’ gross revenues are recorded in the Company’s consolidated statements of operations. As noted, initially, the Company intended to charge up to 20% of the gross revenues from the short-term rental properties as a property management fee. However, due to inflation, the number has been revised to 25%. The property management is currently outsourced and not undertaken by the Company, hence, the revenue in consolidated statements consists only of short-term rental revenue from listed properties and not the property management fee. The Company has not accrued any revenues from these charges in the Consolidated Statements of Operations.

Note 10: Subsequent Events, page F-14

42.	Please disclose the fair value of the consideration transferred in the Rhove acquisition and all applicable disclosures required by ASC 805-10-50-2.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on Note 10 of Amendment No. 1 to disclose the fair value of the consideration transferred in the Rhove acquisition and all applicable disclosures required by ASC 805-10-50-2.

Condensed Consolidated Statements of Operations, page F-16

43.	Please present the gain on sale of real estate investments in a discrete line item.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on Note 10 of Amendment No. 1 to present the gain on sale of real estate investments.

Condensed Consolidated Statements of Changes in Stockholder’s Equity (Deficit), page F-17

44.	Please revise the row headings on the left of the statement to reflect the correct periods presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on Note 10 of Amendment No. 1 to reflect the correct periods presented in the tables containing the Condensed Consolidated Statements of Changes in Stockholder’s Equity (Deficit).

Exhibits

45.	Please file as exhibits the promissory notes payable to CH REAlpha Investments, LLC, and CH REAlpha Investments II, LLC, respectively.

Response: The Company acknowledges the Staff’s comment and has included as exhibits to Amendment No. 1 the promissory notes payable to CH REAlpha Investments, LLC, and CH REAlpha Investments II, LLC.

46.	Please revise the consent filed as Exhibit 23.1 to include the signature of your independent auditor.

Response: The Company acknowledges the Staff’s comment and has included an updated Exhibit 23.1 to Amendment No. 1 containing the signature of the Company’s independent auditor.

Mitchell Silberberg & Knupp llp
A Law Partnership Including Professional Corporations

47.	We note that you are registering for resale up to 41,666,554 shares of common stock and that your chief executive officer, chief financial officer, and certain of your other directors are among the selling stockholders. Given the amount of shares being offered relative to the number of shares outstanding held by non-affiliates and the nature of the selling stockholders, it appears that this may be an indirect primary offering by the company and that the selling stockholders may actually be underwriters selling on behalf of the company. Please provide us with a detailed legal analysis as to why the offering by the selling stockholders should properly be regarded as a secondary offering. Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 1 to exclude the Company’s officers and directors from the group of selling stockholders.

48.	We note that you intend to provide an opportunity for retail investors to become syndicate members through subsequent exempt offerings. Please tell us what exemption(s) you intend to rely on and the facts that make the exemption available.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 43, 52 and 53 of Amendment No. 1 to include additional disclosure regarding the exemptions and the facts that will make the exemptions available to retail investors in the event they decide to become syndicate members.

49.	We note that you started to offer securities to syndicate members under Section 4(a)(6) of the Securities Act, or directly by the issuer under Section 4(a)(2) of the Securities Act and/or Regulation D. For each offering, please tell us what exemption(s) you relied on and the facts that make the exemption available.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 53 of Amendment No. 1 to include additional disclosure regarding the exemptions and the facts that made the exemptions available in the offerings of securities to syndicate members.

50.	Please revise throughout your prospectus to more clearly distinguish between the resale offering of your common stock and any past, current, or anticipated offerings of securities, exempt or otherwise, by you or your subsidiaries. For example, revise to clarify, if true, that purchasers of your common stock in the resale offering are not purchasing an interest in specific underlying rental property(ies); nor, by virtue of their purchase in the resale offering, will they become Syndicate Members. In this regard, we note your disclosure on pages 3 and 55 that “[d]uring 2023, we started to offer securities to Syndicate Members via a SEC registered broker-dealer managed process under Section 4(a)(6) of the Securities Act, or directly by the issuer under Section 4(a)(2) of the Securities Act and/or Regulation D, where only accredited investors are involved.” We also note that it appears you continue to offer the common stock of reAlpha 612 Jasmine Lane Inc. on your website pursuant to Regulation Crowdfunding.

Response: The Company acknowledges the Staff’s comment and has revised throughout the disclosure provided on Amendment No. 1 to clearly distinguish the resale offering of the Company’s common stock and any past, current, or anticipated offerings of securities, exempt or otherwise, by the Company or the Company’s subsidiaries.

51.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide you with copies of all written communications, as defined in Rule 405, that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

Mitchell Silberberg & Knupp llp
A Law Partnership Including Professional Corporations

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have further comments, please do not hesitate to contact me at bjb@msk.com or by telephone at (917) 546-7709.

Sincerely,

/s/ Blake Baron
Name:	Blake Baron

cc:	Giri Devanur, reAlpha Tech Corp.